Kaman Corporation 1332 Blue Hills Avenue Bloomfield, CT USA
P 860.243.7100 www.kaman.com
September 16, 2015

Mr. John Cash
Accounting Branch Chief
Office of Manufacturing and Construction
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:    SEC Letter dated September 4, 2015
    RE:     Kaman Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 23, 2015
File No. 1-35419

Dear Mr. Cash:

Thank you for your recent letter providing comments on the disclosures contained in the captioned SEC filing. We appreciate your input and trust that you will find this letter responsive. Our responses follow and are presented in the order found in your letter.

Financial Statements
SEC Comment: 1. Summary of Significant Accounting Policies – Concentration of Credit Risk, page 65

Please reconcile your disclosure that no customer accounted for more than 10% of consolidated net sales with your disclosures in note 19 regarding U.S. Government agencies, since the federal government should be considered to be a single customer.

Response:

For our disclosure on the concentration of credit risk we review sales of products to our customers for the purpose of determining which, if any, of those customers exceed 10% of our Consolidated Net Sales. In Footnote 19, the information disclosed represents total sales associated with products that will ultimately be delivered to the U.S. Government. A significant portion of these sales were made under subcontracts with U.S. Government Prime contractors and were not direct sales to agencies of the U.S. Government. For 2014, sales directly to the U.S. Government totaled approximately 5% of our consolidated net sales. In future filings we will modify our disclosure in Footnote 19 to clarify that these sales represent direct and indirect sales to the U.S. Government and related agencies. In addition, we will include a disclosure in our concentration of credit risk disclosure if total direct and indirect sales to the U.S Government and related agencies exceed 10% of consolidated net sales.

SEC Comment: 9. Goodwill and Other Intangible Assets, Net, page 78

2. You disclose that during 2014 you reorganized your metallic and composite aerostructures businesses, as well as your engineering design and air, vehicle and maintenance, repair and overhaul businesses into a new entity called Kaman Aerosystems and designated that entity as a reporting unit. Based on prior year disclosures, it appears that you combined your Kaman Engineering Services, VT Composites and UK Composites reporting units into one reporting unit. Please address the following:

•	Please tell us the date you decided to reorganize three reporting units into one reporting unit;

Response: Beginning in 2013, seven of the company's aerospace business units were reorganized under a single management structure. These business units, three of which carried goodwill (Engineering Services, VT Composites and UK Composites), are focused on servicing OEM aerospace customers on metallic and composite aerostructures programs. Over the course of 2013, the new management team installed the remaining structure necessary to support the operations (Finance, Human Resources, Business Development, and Information Technology) and on January 1, 2014, the company established the new Aerosystems reporting unit.

•	Please explain to us the reasons for reorganizing your reporting units, including the facts and circumstances that prompted you to form the new entity;

Response: These reporting units were included in the newly reorganized management structure designed to leverage the capabilities of our engineering design, air vehicle, maintenance repair and overhaul and metallic and composite structure businesses to allow us to better compete for "design and build" contracts as we shifted our strategy for these businesses from competing for "build to print" contracts. By focusing on "design and build" contracts, the company intends to utilize its engineering capabilities to design components and systems for the OEMs that would then be produced in its manufacturing facilities. These contracts typically include some sort of design requirement that is not present in a traditional "build to print" contract which simply requires us to manufacture a product to the customer's specification.

The new structure put all the necessary capabilities for "design and build" contracting under a single management team and provides for a more attractive suite of offerings to our potential customers. In addition, the increased size and scale of the reporting unit and the ability to work with a single management team made us more attractive to potential customers as a partner for their larger and more complex aerostructures programs. We went to market under this strategy using a new "One Kaman" marketing slogan. In addition, the new structure enabled this management team to eliminate overlapping bid and proposal activity, create efficiency through the consolidation of back office functions, implement a reporting unit wide ERP system and align a portion of the compensation with the performance of the reporting unit.

•	Please explain to us the differences and similarities among Engineering Services and the two Composite businesses;

Response: As noted above, the shift in strategy to provide a more comprehensive "design and build" offering to customers as opposed to the traditional "build to print" contracts drove our decision to move engineering services into a new reporting unit with our manufacturing operations. Our engineering services business provides engineering design and related activities to OEMs and their subcontractors, while our composites businesses provide manufacturing capabilities for composites aerostructures components and systems to OEMs and their subcontractors. These businesses service customers in the same industry and engineering design work provided by Engineering Services typically involves structural components, metallic or composite, that could be produced by our manufacturing facilities. Both of these capabilities are necessary to compete for "design and build" contracts. By combining these businesses into a single reporting unit we were working to shift our market position to a "design and build" from a "build to print" manufacturer. In addition, engineering services provides capabilities to the company's metallic and composite programs.

•
On page 49, you disclose that an impairment test was performed for all reporting units carrying goodwill prior to the creation of the new reporting unit. You also indicate that after this test, these reporting units were reorganized into a new reporting unit, Aerosystems, which is the reporting unit used for the purpose of your annual assessment of goodwill for impairment in 2014. Please tell us whether you also performed a goodwill impairment analysis immediately after the creation of the new reporting unit. If not, please explain why; and

Response: The company tested the new reporting unit for impairment immediately after its creation by comparing the sum of the fair values of the entities moved into the new reporting unit to the carrying value of the new reporting unit, noting the fair value exceeded the carrying value. Prior to the reorganization, these reporting units were stand alone reporting units and their fair values had been assessed as part of our 2013 Annual Test for Goodwill Impairment, which was prepared during the fourth quarter of 2013. There were no significant changes to the conditions of the entities in the new reporting unit that would have impacted the results of that analysis as of January 1, 2014.

•
Given that in 2013 you recorded a goodwill impairment charge related to your former VT Composite reporting unit and the fair value of your former UK Composite reporting unit only exceeded its carrying value by 10%, please help us more fully understand why you reorganized these reporting units.

Response: As noted above, the reorganization was undertaken with the objective of aligning the management and business activities of all our business units involved in the Aerosystems marketplace in order to increase our ability to compete for "design and build" projects and perform on these larger and more complex aerostructures programs that typically include some form of design requirement. In addition, the new structure enabled the management team to eliminate overlapping bid and proposal activity, create efficiency through the consolidation of back office functions, implement a reporting unit wide ERP system and align a portion of the compensation with the performance of the reporting unit.

SEC Comment: 14. Pension Plans, page 90

3. We note that you evaluated your mortality and discount rate assumptions used for determining benefit obligations for your pension plans. To help us better understand your assumptions, please address the following:

•
On page 93, you indicate that based on the size and demographics of your plan’s population, you determined RP-2000 Scale AA Generational based mortality table is the most appropriate assumption. Please explain to us, to the extent that the adoption of the RP-2014 table would have been material to your financial statements, why the RP-2000 table provides the best estimate of future mortality experience in light of the improvements in mortality documented in the RP-2014 table; and

•
We also note you determined the Citigroup Above Median Double-A Curve was a more appropriate basis for generating your discount rate assumption. Please explain to us how you determined the Citigroup Above Median Double-A Curve was more appropriate than the Citigroup Discount Yield Curve. Please also tell us the impact on your benefit obligation if you had used the Citigroup Discount Yield Curve.

Response

In connection with the review of our assumptions and consideration of the new mortality data issued by the Society of Actuaries in 2014, we conducted a study with the assistance of our actuaries to determine the mortality table that most closely aligns with our qualified defined benefit pension plan. This study looked at the actual mortality experience for active, terminated vested, retired and disabled plan participants. We compared the actual deaths to the expected deaths to determine a mortality experience ratio. These mortality assumptions were then compared to several mortality tables, including the RP-2014 table. Based on the results of this study, we moved from the RP-2000 mortality table projected five years beyond the measurement date using Scale AA to the RP-2000 Scale AA Generational mortality table. We found that the RP-2000 Generational mortality table was more closely aligned with the demographics and experience of our plan. If we had adopted the RP-2014 mortality table, the projected benefit obligation would have been approximately $50.0 million, or 6.8%, higher as of December 31, 2014.

In assessing the appropriateness of using the Citigroup Above Median Double-A Curve rather than the Citigroup Discount Yield Curve, management reviewed the rates for each curve as of December 31, 2013 and 2014 and compared them to the rate along the curve most representative of the expected cash flows of the plan. Based on the variance between the rates the plan is more closely correlated to the index used to derive the Citigroup Above Median Double-A Curve. As such, management believes the Above Median Double-A Curve is more representative of the plan’s future cash flows and accordingly we refined our estimates to reflect a more appropriate curve to use in measuring the liability for the plan. If we had used the Citigroup Discount Yield Curve, the projected benefit obligation would have been approximately $10.0 million, or 1.3%, higher as of December 31, 2014.

In connection with this response to the Comment Letter, the company hereby acknowledges:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once again, thank you for your comments. If you have any questions, please feel free to call me directly at 860.243.7838.

Sincerely,

/s/ Robert D. Starr
Robert D. Starr
Executive Vice President and Chief Financial Officer
Kaman Corporation